Exhibit 21

Name of Subsidiary	Ownership

State & 130th, LLC	51%
South Glen Eagles Drive, LLC	51%
Hwy 46 and Bluffton Pkwy, LLC	51%
AARD LECA LSS Lonestar, LLC	51%
AARD LECA VL1, LLC	51%
AARD-Charmar Greeley, LLC	51%
AARD-Charmar Greeley Firestone, LLC	51%
Buckeye AZ, LLC	51%
AARD 5020 Lloyd Expy, LLC	51%
AARD-Cypress Sound, LLC	51%
AARD NOLA St Claude, LLC	51%
AARD ORFL FD Goldenrod, LLC	51%
AARD Esterra Mesa 1, LLC	51%
CapTerra Fund I, LLC	100%